NEW CENTURY CYBER TECHNOLOGIES, INC. (FORMERLY SPARK VENTURES, LLC)

Unaudited Financial Statements For The Year Ended December 31, 2015

September 27, 2017



Independent Accountant's Review Report

To Management
Spark Ventures, LLC
Woodland Hills, CA

We have reviewed the accompanying balance sheet of Spark Ventures, LLC as of December 31, 2015, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 27, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEW CENTURY CYBER TECHNOLOGIES, INC. (FORMERLY SPARK VENTURES, LLC)
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash	$ 90
Inventory	29,449
TOTAL CURRENT ASSETS	29,539
NON-CURRENT ASSETS	
Property & Equipment	67,413
Software	4,739
Less: Accumulated Depreciation & Amortization	(25,117)
TOTAL NON-CURRENT ASSETS	47,035
TOTAL ASSETS	76,574

LIABILITIES AND MEMBERS' EQUITY

NON-CURRENT LIABILITIES	
Member Loans	88,763
TOTAL LIABILITIES	88,763
MEMBERS' EQUITY	
Contributed Capital	55,536
Retained Earnings (Deficit)	(67,725)
TOTAL MEMBERS' EQUITY	(12,189)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 76,574

Unaudited- See accompanying notes.

NEW CENTURY CYBER TECHNOLOGIES, INC. (FORMERLY SPARK VENTURES, LLC)
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2015

Operating Expense	
General & Administrative	$ 46,885
Depreciation & Amortization	9,384
Computer Services and Supplies	2,545
	58,814
Net Income from Operations	(58,814)
Other Income (Expense)	
State and Local Taxes	(800)
Net Income	$ (59,614)

Unaudited- See accompanying notes.

NEW CENTURY CYBER TECHNOLOGIES, INC. (FORMERLY SPARK VENTURES, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (59,614)
Depreciation & Amortization	9,384
Change in Inventory	(29,449)
Net Cash Flows From Operating Activities	(79,679)
Cash Flows From Investing Activities	
Purchase of Building and Other Depreciable Assets	(29,800)
Net Cash Flows From Investing Activities	(29,800)
Cash Flows From Financing Activities	
Change in Contributed Capital	13,184
Change in Member Loans	88,763
Net Cash Flows From Investing Activities	101,947
Cash at Beginning of Period	7,622
Net Increase (Decrease) In Cash	(7,532)
Cash at End of Period	$ 90

Unaudited- See accompanying notes.

NEW CENTURY CYBER TECHNOLOGIES, INC.
(FORMERLY SPARK VENTURES, LLC)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

During 2015, New Century Cyber Technologies, Inc. ("the Company") was a limited liability company organized under the laws of the States of Nevada, and California. The Company was formerly known as Spark Ventures, LLC, and then as Siberian Cyber, Inc. (during 2016). The Company designs and manufactures computer-integrated desks, along with other modernized equipment options, to help customize a consumer's work and living space.

The Company was a limited liability company during the year ended December 31, 2015. Member liability for the financial obligations of the Company during that period is limited to their contributions of capital to the Company.

The Company will conduct an equity crowdfund campaign during the fourth quarter of 2017. The Company's ability to continue as a going concern, or to achieve management's other objectives, may depend on the success of the equity crowdfund campaign.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consists primarily of component materials for the Company's products, work in progress, and finished product. The Company tracks inventory under the average cost method. Management believes that losses due to obsolescence are likely to be rare, thus no amount has been recorded in the statements as an allowance for worthless inventory.

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Depreciation & Amortization

The Company depreciates property and equipment using the double declining balance method and amortizes software using the straight line method.

As of 2015, the Company recognized software assets in the amount of $4,739, which will be amortized over an estimated use life of 36 months for each asset. Amortization expense for the period was $1,570, and accumulated amortization as of period's end was $2,911.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the year ended December 31, 2015, and both rrior tax years, the Company elected to be treated as partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2014 federal tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of California. The Company's California income tax filings for 2014, 2015, and 2016 will be subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE C- RELATED PARTY TRANSACTIONS

In 2015, the Company received loans totaling approximately $88,763 from the President & CEO. These loans are considered related party loans with informal terms not specifying any maturity date, rate of interest, or security interest in the Company's assets. The loans are payable at a future date to be determined by management.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 27, 2017, the date that the financial statements were available to be issued.